Exhibit 12.1

Corporate Office Properties Trust

Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends
(Dollars in thousands)

Three months ended March 31, 2006
Earnings:
Income from continuing operations before equity in loss of unconsolidated entities, income taxes and minority interests	$9,001
Gain on sales of real estate, excluding discontinued operations	135
Combined fixed charges and preferred share dividends (from below)	25,403
Amortization of capitalized interest	107
Distributed loss of equity investees	(28)
Subtract:
Capitalized interest (from below)	(3,130)
Preferred share dividends	(3,654)
Preferred unit distributions	(165)
Total earnings	$27,669

Combined fixed charges and preferred share dividends:
Interest expense on continuing operations	$17,584
Interest expense on discontinued operations	131
Capitalized interest	3,130
Amortization of debt issuance costs-expensed	559
Amortization of debt issuance costs-capitalized	59
Interest included in rental expense	121
Preferred share dividends	3,654
Preferred unit distributions	165
Total combined fixed charges and preferred share dividends	$25,403

Ratio of earnings to combined fixed charges and preferred share dividends	1.09